Exhibit 3.1

Certificate of Amendment to the

Certificate of Incorporation

of Pareteum CorpORATION

The undersigned, for the purposes of amending the Certificate of Incorporation of Pareteum Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST: The Board of Directors of the Corporation (the “Board”) duly adopted in accordance with Section 141(f) of the DCGL at a meeting of the Board on February 14, 2017, a resolution proposing and declaring advisable the following amendment to restate Part A of Article IV of the Certificate of Incorporation of said Corporation:

“A. This Corporation is authorized to issue two classes of stock to be designated, respectively, as “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 550,000,000 shares. 500,000,000 shares shall be Common Stock, each having $0.00001 par value per share. 50,000,000 shares shall be Preferred Stock, each having $0.00001 par value per share. Upon the effectiveness of the amendment to the certificate of incorporation containing this sentence (the “Effective Time”) each share of the Common Stock issued and outstanding immediately prior to the date and time of the filing hereof with the Secretary of State of Delaware shall be automatically changed and reclassified into a smaller number of shares such that each twenty-five (25) shares of issued Common Stock immediately prior to the Effective Time is reclassified into one share of Common Stock. Notwithstanding the immediately preceding sentence, there shall be no fractional shares issued and, in lieu thereof, a holder of Common Stock on the Effective Time who would otherwise be entitled to a fraction of a share as a result of the reclassification, following the Effective Time, shall receive in cash the fair value of the fraction of a share. The fair value of a share will be based upon the volume weighted average price for the five (5) days preceding the Effective Time.”

SECOND: The holders of a majority of the issued and outstanding voting stock of the Corporation have voted in favor of said amendment at a duly convened meeting of the stockholders of the Corporation.

THIRD: The aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

FOURTH: The Effective Time of this Certificate of Amendment shall be 4:01 p.m., Eastern time, on February 24, 2017.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to the Certificate of Incorporation of the Corporation to be duly executed by the undersigned this 23rd day of February, 2017.

PARETEUM CORPORATION

/s/ Robert H. Turner______________________

Robert H. Turner,

Executive Chairman